UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 6, 2021

(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 1 LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4475410
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

35 Noble Street Brooklyn, NY	11222
(Address of principal executive offices)	(Zip Code)

(860) 316-7466
Registrant’s telephone number, including area code

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Acquisition of Projects

The Company has acquired the following three Projects:

	Itaguai I	Itaguai II	Palmas
Power Capacity	1.00 MW AC	1.00 MW AC	4.27 MW AC

Name of SPE	Energea Itaguai I Aluguel de Equipamentos e Manutencao Ltda.	Energea Itaguai II Aluguel de Equipmentos e Manutencao Ltd.	Energea Palmas Geracao S.A.

State	Rio de Janeiro	Rio de Janeiro	Bahia

Location	Itaguai	Itaguai	Malhada

Land Status	Leased	Leased	Leased

Customer	Nova Geracao Comestiveis LTDA	Condominio Shopping da Habitacao – Casa Shopping	Telefonica Brasil S.A.

Initial Contract Term	15 Years	10 Years	20 Years

Purchase Price	$933,257.00	$986,666.00	$4,790,559.00

Estimated Equity	$894,642.35	$965,707.43	$4,717,208.93

Estimated Debt	N/A	N/A	N/A

Estimated Project IRR*	13.5%	12.6%	14.7%

*	We calculate the internal rate of return for the Project based on the anticipated cash flows from the Project. We assume that the Project will have a zero value at the expiration of the initial contract term. This is intentionally a conservative assumption. In almost all cases a Project will have some residual value, and sometimes a significant residual value. For example, we might enter into a new Project Rental Contract for the Project, even if at a lower rent.

EXHIBITS

Exhibit 1-A	Itaguai I Operation and Maintenance Agreement
Exhibit 1-B	Itaguai I Equipment & Property Rental Agreement
Exhibit 1-C	Itaguai I Equipment & Property Rental Contract Amendment 1
Exhibit 2-A	Itaguai II Operation and Maintenance Agreement
Exhibit 2-B	Itaguai II Assignment of Operation and Maintenance Agreement
Exhibit 2-C	Itaguai II Property and Equipment Rental Agreement
Exhibit 2-D	Itaguai II Umbrella Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 6, 2021.

ENERGEA PORTFOLIO 1 LLC

By:	Energea Global LLC,
Its Manager

	By:	/s/ Michael Silvestrini
Manager

	By:	/s/ Christopher Sattler
Manager

DATED: April 6, 2021

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